Exhibit 99.1

Burning Rock Reports First Quarter 2021 Financial Results

GUANGZHOU, China, May 25, 2021—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2021.

Recent Business Highlights

•	Early Detection

•

Launched the 11,873-subject PRESCIENT (Pan-canceR Early-Stage deteCtion by lIquid Biopsy tEchNique projecT) study for developing our 22-cancer early detection test. This is in addition to our ongoing PREDICT (Pan-CanceR Early DetectIon ProjeCT) study for the development of our 9-cancer early detection test.

•

Presented at the 10th National Health Check-up Department Directors Summit (April 23—April 25, 2021), where our early detection technology platform, product performance data and clinical programs were discussed at a keynote presentation.

•	Therapy Selection

•

Achieved strong performance in the FDA-led SEQC2 (sequencing quality control) study. Full results of the liquid biopsy study were published in Nature Biotechnology (article link here: https://www.nature.com/articles/s41587-021-00857-z), and results of the targeted tissue-based panels were also published separately (article link here: https://genomebiology.biomedcentral.com/articles/10.1186/s13059-021-02315-0).

•

Featured in the 2021 “Consensus on Colorectal Cancer High-throughput Sequencing Molecular Diagnostics in China,”[1] in which our NGS-based bioinformatics algorithm for microsatellite instability (MSI) detection was endorsed and recommended.

•	Pharma Services

•

Launched with Abbisko Therapeutics the companion diagnostics (CDx) development for ABSK091, which is an innovative small molecule FGFR inhibitor that has obtained National Medical Products Administration (NMPA) investigational new drug (IND) approval for the treatment of patients with urothelial carcinoma.

First Quarter 2021 Financial Results

Revenues were RMB106.6 million (US$16.3 million) for the three months ended March 31, 2021, representing a 58.4% increase from RMB67.3 million for the same period in 2020, or a 19.1% sequential decrease from RMB131.7 million for the three months ended December 31, 2020. The sequential decrease was primarily due to negative impact associated with the COVID-19 pandemic in January 2021 and seasonality during the Chinese New Year holidays in February 2021.

•

Revenue generated from central laboratory business was RMB74.6 million (US$11.4 million) for the three months ended March 31, 2021, representing a 61.6% increase from RMB46.1 million for the same period in 2020, primarily attributable to the year-on-year volume growth of the central laboratory business. Number of patients tested in the central laboratory channel was 7,716 for the three months ended March 31, 2021, representing a 64.9% increase from 4,680 for the same period in 2020.

•

Revenue generated from in-hospital business was RMB29.0 million (US$4.4 million) for the three months ended March 31, 2021, representing a 69.3% increase from RMB17.1 million for the same period in 2020. Number of contracted partner hospitals in the in-hospital channel increased to 32 as of March 31, 2021 from 29 as of December 31, 2020 and 21 as of March 31, 2020.

•

Revenue generated from pharma research and development services was RMB3.1 million (US$0.5 million) for the three months ended March 31, 2021, representing a 24.5% decrease from RMB4.1 million for the same period in 2020, due to less pharmaceutical testing performed during the quarter, while the pipeline of our pharmaceutical projects has been building over time.

[1]	Published in Chinese Clinical Oncology, Mar. 2021, Vol.26, No.3

Cost of revenues was RMB29.7 million (US$4.5 million) for the three months ended March 31, 2021, representing a 31.7% increase from RMB22.5 million for the same period in 2020, which was generally in line with the Company’s continued business growth.

Gross profit was RMB76.9 million (US$11.7 million) for the three months ended March 31, 2021, representing an 71.8% increase from RMB44.8 million for the same period in 2020. Gross margin was 72.2% for the three months ended March 31, 2021, compared to 66.5% for the same period in 2020.

Operating expenses were RMB248.8 million (US$38.0 million) for the three months ended March 31, 2021, representing a 138.9% increase from RMB104.1 million for the same period in 2020.

•

Research and development expenses were RMB77.4 million (US$11.8 million) for the three months ended March 31, 2021, representing an 93.5% increase from RMB40.0 million for the same period in 2020, primarily due to an increase in research and development personnel’s staff cost and share-based compensation expenses.

•

Selling and marketing expenses were RMB55.1 million (US$8.4 million) for the three months ended March 31, 2021, representing an 84.9% increase from RMB29.8 million for the same period in 2020, primarily due to an increase in staff cost of sales and marketing personnel.

•

General and administrative expenses increased significantly to RMB116.3 million (US$17.7 million) for the three months ended March 31, 2021 from RMB34.3 million for the same period in 2020, primarily due to an increase in general and administrative personnel’s staff cost and share-based compensation expenses.

Net loss was RMB171.4 million (US$26.2 million) for the three months ended March 31, 2021, compared to RMB52.6 million for the same period in 2020.

Cash, cash equivalents, restricted cash and short-term investments were RMB 2,149.0 million (US$328.0 million) as of March 31, 2021.

2021 Financial Guidance

Burning Rock reiterates its guidance that, assuming there are no additional COVID-19 related restrictions imposed in China, which might negatively affect patient volumes and cancer testing, its full year 2021 revenues is expected to be approximately RMB610 million (US$93.1 million), implying a 41.9% growth over full year 2020.

Recent Developments

Mr. Hao Liu has resigned as the Company’s chief medical officer for personal reasons, effective May 31, 2021. Mr. Liu will continue to serve as a senior advisor to the Company.

“Hao has always been our prominent partner and close friend,” said Mr. Yusheng Han, chairman and chief executive officer of Burning Rock, “for the past six years, he has devoted himself to Burning Rock’s rapid growth with his deep knowledge of precision oncology. I am grateful to have worked alongside Hao and would like to thank him for his commitment and dedication to Burning Rock. We wish him the best of luck with his new endeavors.”

Mr. Liu said “There is no doubt that my years at Burning Rock have been the most extraordinary experience of my career. I am deeply honored to have worked alongside a group of people with passion, faith and dreams. These moments will remain vivid to me for years to come. Through our collective efforts, we have built Burning Rock from a startup into a global pioneer of its field. I am grateful to Yusheng and the management team for the trust and support, and I have a tremendous belief in the future of Burning Rock.”

Conference Call Information

Burning Rock will host a conference call to discuss the first quarter 2021 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on May 25, 2021.

Details of the conference call are as follows:

International:	+65 67135090
U.S.:	+1 8456750437
U.K.:	+44 2036214779
Hong Kong:	+852 30186771
China Mobile:	4006208038
China Landline:	8008190121
Conference ID:	6193891

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Selected Operating Data

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Central Laboratory Channel:
Number of patients tested	4,680	7,252	8,644	7,989	7,716
Number of ordering physicians(1)	810	1,175	1,194	1,114	1,082
Number of ordering hospitals(2)	232	284	289	294	303

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
In-hospital Channel:
Pipeline partner hospitals(1)	23	23	22	23	22
Contracted partner hospitals(2)	21	24	25	29	32
Total number of partner hospitals	44	47	47	52	54

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Central laboratory channel	46,141	74,607	89,899	86,695	74,561
In-hospital channel	17,123	27,588	31,704	41,457	28,994
Pharma research and development channel	4,065	4,776	2,278	3,570	3,068
Total revenues	67,329	106,971	123,881	131,722	106,623

	For the three months ended
Gross profit	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Central laboratory channel	32,434	56,556	67,804	66,588	55,212
In-hospital channel	10,126	19,269	22,410	30,218	20,070
Pharma research and development channel	2,224	2,573	1,373	2,347	1,658
Total gross profit	44,784	78,398	91,587	99,153	76,940

	For the three months ended
Share-based compensation expenses	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Cost of revenues	176	183	160	277	339
Research and development expenses	2,072	25,314	10,572	11,843	22,404
Selling and marketing expenses	253	491	341	2,372	2,633
General and administrative expenses	1,665	1,639	57,805	58,057	59,382
Total share-based compensation expenses	4,166	27,627	68,878	72,549	84,758

Burning Rock Biotech Limited Unaudited Condensed Statements of Comprehensive (Loss) Income

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	67,329	106,971	123,881	131,722	106,623	16,274

Cost of revenues	(22,545)	(28,573)	(32,294)	(32,569)	(29,683)	(4,530)

Gross profit	44,784	78,398	91,587	99,153	76,940	11,744

Operating expenses:
Research and development expenses	(40,016)	(71,176)	(69,330)	(83,418)	(77,414)	(11,816)
Selling and marketing expenses	(29,815)	(37,992)	(44,174)	(56,606)	(55,130)	(8,414)
General and administrative expenses	(34,295)	(42,272)	(102,731)	(114,502)	(116,259)	(17,745)

Total operating expenses	(104,126)	(151,440)	(216,235)	(254,526)	(248,803)	(37,975)

Loss from operations	(59,342)	(73,042)	(124,648)	(155,373)	(171,863)	(26,231)

Interest income	3,985	44	698	1,341	787	120
Interest expense	(1,178)	1,939	(776)	(652)	(510)	(78)
Other (expense) income, net	(151)	122	(176)	(682)	118	18
Foreign exchange (loss) gain, net	611	(118)	(2,228)	(1,112)	57	9
Change in fair value of warrant liability	3,503	—	—	—	—	—

Loss before income tax	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(26,162)

Income tax expenses	—	—	—	—	—	—

Net loss	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(26,162)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(26,162)
Accretion of convertible preferred shares	(26,288)	(38,400)	—	—	—	—

Net loss attributable to ordinary shareholders	(78,860)	(109,455)	(127,130)	(156,478)	(171,411)	(26,162)
Loss per share:
Ordinary shares—basic and diluted	(3.15)	(2.68)	—	—	—	—
Class A ordinary shares—basic and diluted	—	—	(1.22)	(1.51)	(1.65)	(0.25)
Class B ordinary shares—basic and diluted	—	—	(1.22)	(1.51)	(1.65)	(0.25)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares—basic and diluted	25,031,575	40,786,167	—	—	—	—
Class A ordinary shares—basic and diluted	—	—	86,479,686	86,511,799	86,721,263	86,721,263
Class B ordinary shares—basic and diluted	—	—	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	11,422	(2,336)	(91,093)	(94,881)	14,080	2,149
Total comprehensive loss	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(24,013)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(24,013)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,895,308	2,085,170	318,259
Restricted cash	29,898	27,716	4,230
Short-term investment	362,132	36,142	5,516
Accounts receivable	88,218	76,159	11,625
Contract assets	22,534	24,636	3,760
Amounts due from related parties	212	515	79
Inventories	68,021	97,752	14,920
Prepayments and other current assets	57,329	62,111	9,481

Total current assets	2,523,652	2,410,201	367,870

Non-current assets:
Equity method investment	1,417	1,489	227
Property and equipment, net	111,481	145,438	22,197
Right-of-use assets	—	99,167	15,136
Intangible assets, net	3,457	3,374	515
Other non-current assets	23,021	22,777	3,476

Total non-current assets	139,376	272,245	41,551

TOTAL ASSETS	2,663,028	2,682,446	409,421

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	35,482	49,861	7,610
Deferred revenue	74,402	91,091	13,903
Capital lease obligations, current	4,816	—	—
Accrued liabilities and other current liabilities	83,648	60,454	9,228
Customer deposits	1,120	1,042	159
Short-term borrowing	7,370	7,370	1,125
Current portion of long-term borrowings	34,695	32,714	4,993
Current portion of operating lease liabilities	—	29,039	4,432
Current portion of financing lease liabilities	—	3,510	536

Total current liabilities	241,533	275,081	41,986

Non-current liabilities:
Deferred government grants	263	—	—
Operating lease liabilities	—	73,435	11,208
Other non-current liabilities	228	230	35

Total non-current liabilities	491	73,665	11,243

TOTAL LIABILITIES	242,024	348,746	53,229

Shareholders’ equity:
Class A ordinary shares	116	116	18
Class B ordinary shares	21	21	3
Additional paid-in capital	4,006,616	4,090,499	624,332
Accumulated deficits	(1,418,160)	(1,603,427)	(244,731)
Accumulated other comprehensive loss	(167,589)	(153,509)	(23,430)

Total shareholders’ equity	2,421,004	2,333,700	356,192

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,663,028	2,682,446	409,421

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net cash used in operating activities	(6,956)	(113,145)	(17,268)

Net cash (used in) generated from investing activities	(3,613)	288,329	44,005

Net cash generated from (used in) financing activities	272,228	(4,162)	(635)

Effect of exchange rate on cash, cash equivalents and restricted cash	4,641	16,658	2,543
Net increase cash, cash equivalents and restricted cash	266,300	187,680	28,645
Cash, cash equivalents and restricted cash at the beginning of period	98,244	1,925,206	293,844
Cash, cash equivalents and restricted cash at the end of period	364,544	2,112,886	322,489